VIA EDGAR

July 24, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg
Lauren Nguyen Nudrat Salik
Li Xiao

Re:	Alps Global Holding Pubco
Amendment No. 5 to Registration Statement on Form F-4 Filed June 27, 2025
File No. 333-284035

Ladies and Gentlemen:

On behalf of Alps Global Holding Pubco (the “Company,” “we,” “our,” or “us”), we submit this letter in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 1, 2025 (the “Comment Letter”) with respect to the Amendment No. 5 to the Registration Statement on Form F-4 filed with the Commission on June 27, 2025 (the “Amendment No. 5”) through EDGAR.

For your convenience, we have repeated each of the Staff’s comments below in bold text, followed by the Company’s responses. We have included page references in the Amendment No. 5 where the language addressing a particular comment appears. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 5.

The Company has revised the Amendment No. 5 in response to the Staff’s comments and is concurrently submitting the Amendment No. 6 to the Registration Statement on Form F-4 (the “Amendment No. 6”) with this letter, which reflects these revisions and updates and clarifies certain other information.

Amendment No. 5 to Form F-4 Filed June 27, 2025

Financial Statements for Globalink Investment Inc. for the Period Ended March 31, 2025

Note 5. Related Party Transactions, page F-31

1.	We note your response to comment 1. As previously requested, please also address how you determined that the gain should be considered a debt discount and amortized over the expected term of the notes. Note that ASC 470-50-40-13 states that if extinguishment accounting is applied, the new debt instrument shall be initially recorded at fair value. ASC 470-50-40-2 also specifically states that gains and losses from extinguished debt shall not be amortized to future periods.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company recognized an extinguishment gain within equity pursuant with ASC 470-50-40-2, which states:

A difference between the reacquisition price of debt and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. Gains and losses shall not be amortized to future periods. If upon extinguishment of debt the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges shall be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions.

The Company recognized an extinguishment gain for the excess of the net carrying value of the extinguished debt over the fair value of the new debt (representative of the reacquisition price of the extinguished debt). The full amount of the extinguishment gain is recognized within equity instead of income/loss because the holder is a related party.

The Company subsequently accounted for the new debt in accordance with ASC 470-50-40-13, which states:

If it is determined that the original and new debt instruments are substantially different, the new debt instrument shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.

As the original and new debt instruments are concluded to be substantially different, the new debt is initially recognized at fair value (representative of the reacquisition price of the extinguished debt) and that amount was used to determine the effective interest rate of the new debt. As the initial carrying amount of the new debt initially recognized differs from the principal amount due at maturity, we recorded effective interest on the new debt for this difference. Accordingly, the carrying amount of the new debt is accreted to its principal amount using the interest method as prescribed in ASC 835 and the carrying amount of the new debt at any point of its remaining contractual term is equal to the sum of the (i) initial carrying amount plus (ii) effective interest.

2.	We note your response to comment 3. Please provide a currently dated auditor consent for ALPS Global Holding Pubco for the audited financial statements as of March 31, 2025 for which the audit report is dated June 24, 2025.

Response: In response to the Staff’s comment, we filed a currently dated auditor consent as an exhibit to the Amendment No. 6 for ALPS Global Holding Pubco for the audited financial statements as of March 31, 2025.

Very truly yours,

/s/ Say Leong Lim
Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors of Globalink Investment Inc.

Very truly yours,

/s/ Tham Seng Kong
Tham Seng Kong
Chief Executive Officer of Alps Global Holding Pubco